Exhibit C

MARCATO SENDS LETTER TO DECKERS BOARD OF DIRECTORS

San Francisco – June 27, 2017 – Marcato Capital Management LP (“Marcato”), a San Francisco-based investment manager which manages funds that beneficially own approximately 6.0% of the outstanding common shares of Deckers Outdoor Corporation (NYSE: DECK) (“Deckers” or the “Company”), today sent a letter to Deckers’ Board of Directors highlighting the Company’s history of underperformance and questioning the Company’s leadership and ability to generate sustainable, long-term profitability.

Accordingly, if Deckers’ strategic review process does not culminate in a sale of the Company at an attractive value to all shareholders, Marcato will be prepared to seek significant Board change at the Company’s next annual meeting by nominating a slate of director candidates to replace the entire Board.

Marcato has retained Cadwalader, Wickersham & Taft LLP as legal counsel in connection with this matter.

The full text of the letter is below.

June 27, 2017

Deckers Outdoor Corporation Board of Directors

c/o Corporate Secretary

250 Coromar Drive

Goleta, CA 93117

Attn: John M. Gibbons, Lead Director

Dear Members of the Board of Directors,

Marcato Capital Management LP (“Marcato,” “we” or “us”) beneficially owns 6.0% of the outstanding shares of Deckers Outdoor Corporation (“Deckers” or the “Company”). For several years, while Deckers has enjoyed a strong, profitable brand with UGG, the Company has failed to translate this brand strength into growth in earnings and stockholder value. Throughout this period, recommendations made by stockholders to take corrective strategic action to improve profitability and stockholder value have been consistently ignored. The inevitable consequence has been a total collapse in shareholders’ confidence in the Company’s Board of Directors and management team: to our knowledge, prior to the Company engaging Moelis, at least six significant shareholders wrote letters to the Board demanding the Company pursue a sale of the business.

We acknowledge the Company’s announcement on April 25, 2017 that the “Board has initiated a process to review a broad range of strategic alternatives.” However, given a lack of transparency in the process, along with the Company’s history of strategic, operational, and capital allocation missteps, we remain concerned that the Company’s strategic review process conducted under the direction of the current Board and management team may not result in the maximum value for all stockholders. We also note that the Board lacks any meaningful stockholder representation and does not contain any members with deep professional experience in business valuation or corporate M&A, facts that, when combined with limited insider ownership, raise further doubts about the Board’s ability and incentive to maximize stockholder value during this critical time. Lastly, we observe that Angel Martinez, the Company’s Chairman and former CEO, has recently launched a campaign to be elected Mayor of Santa Barbara in this coming November’s election. These circumstances force shareholders to question whether the Board will have the appropriate leadership, focus, and urgency during this process.

For these reasons, we proposed to the Company that Marcato be afforded limited representation on the Company’s Board — a proposal that the Board has refused to take up in a timely fashion.

Our concerns are supported by a review of Deckers’ history of underperformance, which is not the result of one-off events beyond the Company’s control, but is instead attributable to years of poor decision making and operational neglect, highlighted by a failed retail expansion strategy, runaway corporate expenses, and wasteful capital allocation. While the Company has articulated a commitment to realize expense reductions totaling an estimated $100 million, our research and that of a highly-credible global consulting firm suggests that the true expense opportunity is much greater, likely more than $200 million in annual savings opportunity. In either case, we do not have confidence that, given the track record of this management team and Board of Directors, these expense opportunities will be achieved in an appropriate time frame. Instead, we expect that these cost savings opportunities represent sources of value to potential acquirers that should accrue to shareholders’ benefit in an effective sale process.

While we typically seek to work constructively with boards to implement change, we view this situation differently. Given Deckers’ chronic underperformance, stockholder frustration and fatigue, a sale of the Company in this case very likely offers the highest risk-adjusted return for stockholders. If, for any reason, the process fails to produce a desirable outcome, we believe a new management team led by a new Board of Directors will be much more likely to succeed in achieving the revenue and expense opportunities at Deckers. We are highly confident that the majority of Deckers’ stockholders share this perspective. Therefore, should Deckers’ strategic review process not culminate in a sale of the Company at an attractive value to all stockholders, we will be prepared to seek significant Board change at the Company’s next annual meeting by nominating a slate of director candidates to replace the entire Board.

Sincerely,

Mick McGuire

Managing Partner

Marcato Capital Management LP

Media Contacts:

Jonathan Gasthalter/Nathaniel Garnick/Amanda Klein

Gasthalter & Co.

(212) 257-4170

Cautionary Statement Regarding Forward-Looking Statements:

The information herein may contain forward-looking statements which reflect Marcato’s views with respect to, among other things, future events and financial performance. Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could,” “should” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe Marcato’s objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct. If one or more of the risks or uncertainties materialize, or if Marcato’s underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Marcato that the future plans, estimates or expectations contemplated will ever be achieved.